2002 Annual Report

AFL-CIO HOUSING INVESTMENT TRUST



AFL-CIO Housing Investment Trust
1717 K Street, NW, Suite 707
Washington, DC 20036
202.331.8055
www.aflcio-hit.com

Counsel of Record

Swidler Berlin Shereff Friedman LLP
Washington, DC

Independent Public Accountant

Ernst & Young LLP
Philadelphia, PA

Investment Adviser (Cash Management)

Wellington Management Company LLP
Boston, MA

Custodian Bank

Deutsche Bank
New York, NY

National Office

1717 K Street, NW, Suite 707
Washington, DC 20036
(202) 331-8055

New York Office

31 W. 15th Street, Suite 203
New York, NY 10011
(212) 414-8500

Western Regional Office

235 Montgomery Street, Suite 935
San Francisco, CA 94104
(415) 433-3044



▶ **John J. Sweeney**
AFL-CIO President

All union members can take pride in the accomplishments of the AFL-CIO Housing Investment Trust (HIT) during 2002. Most important, this was another year of outstanding results, with double-digit returns for participating pension plans. The HIT produced these highly competitive returns while also increasing the nation's supply of decent, affordable housing. By investing pension funds in the HIT, union members and their contributing employers are making life better for working families across the country through the housing and jobs they generate. HIT's record demonstrates that these important collateral benefits can be achieved without sacrificing the security and performance that are the HIT's primary goals.

Retirement security became a major national concern in 2002. A series of spectacular corporate bankruptcies and downsizings dealt a blow to many company pension plans. Losses in stock market values also weakened the holdings of pension plans in all sectors of the economy. The Pension Benefit Guaranty Corporation's insurance program for single-employer pension plans reported a record loss for the year.

Given the concerns raised by losses in pension assets, the performance of the HIT last year – and over the long term – is even more impressive. The union movement, as one of the first and foremost advocates for retirement security, can take particular pride in the high standards consistently set by the AFL-CIO Housing Investment Trust as it seeks to secure the future for workers and retirees.

John J. Sweeney

John J. Sweeney



▶ **Richard Ravitch
Chairman,
AFL-CIO Housing
Investment Trust**

The past year has been a period of strong performance and vigorous investment activity for the AFL-CIO Housing Investment Trust, making it a rewarding year for Trust investors. In the challenging economic climate in 2002, the Trust ranked near the top of the Pensions and Investments Performance Evaluation Report (PIPER) commingled domestic broad-market fixed-income category and outperformed its industry benchmark on both a net and gross basis. Net assets rose to over $3.2 billion at year-end, and participants provided a record $509.4 million in total new investments. It is also important to note that annual operating expenses as a percentage of average net assets dropped to 36 basis points, the Trust's lowest expense ratio to date.

Trust investments continue to be an important catalyst for housing production, especially in high cost urban areas. The Trust committed over $257 million in 2002 for multifamily housing projects that will provide nearly 2,600 units of much-needed rental housing. The Trust's homeownership program generated over 1,900 mortgages for working families across America.

We are pleased to present the audited financial statements found in this report. In the current regulatory environment, the Trust has been proactive to ensure compliance with a growing body of regulatory requirements and to maintain its high standards of fiscal management. Recognizing that compliance with regulatory requirements is particularly important to today's investors, the Trust is working diligently to make its financial management a model for the industry.

The strong record achieved in 2002 leaves the Trust well positioned for continued success in the coming year as it works to meet the needs of its investors while also fulfilling its commitment to housing and community development across the country.

Richard Ravitch

2002 Highlights

▶ **11.64% total net rate of return for the year.**

▶ **12.04% total gross rate of return for the year.**

▶ **Net and gross returns outperformed industry benchmark.**

▶ **$509.4 million in total new investments.**

▶ **Net assets in excess of $3.2 billion.**

▶ **$257.5 million committed for 2,593 units of multifamily housing.**

▶ **Home mortgage loans for 1,902 working families.**

Another Year of Strong **Performance**

The strong performance of the AFL-CIO Housing Investment Trust (HIT, or the Trust) in 2002 not only produced highly competitive rates of return for participants but also surpassed the industry benchmark, the Lehman Brothers Aggregate Bond Index, on both a net and gross basis.

For the year ended December 31, 2002, the Trust achieved a total net rate of return of 11.64 percent and a total gross rate of return of 12.04 percent.

While such single-year returns are notable, earning competitive long-term returns for participants remains the Trust's principal focus.

As illustrated in the performance chart below, the Trust's total net returns for the three-year, five-year, and ten-year periods were 10.70 percent, 7.87 percent, and 8.05 percent, respectively. Total gross returns for these same periods were 11.11 percent, 8.28 percent and 8.52 percent, respectively.

At year-end, the Pensions and Investments Performance Evaluation Report (PIPER) ranked the Trust fifth out of fifty-three funds and third out of fifty funds for one-year and five-year gross returns, respectively, in the commingled domestic broad-market fixed-income category.

Participants held 2,848,002 units of participation at December 31 with a net asset value of $1,152.30 per unit.

▶ **2002 Performance**
Total Rates of Return[1]



- ■ AFL–CIO Housing Investment Trust Gross[2]
- ■ AFL–CIO Housing Investment Trust Net[3]
- ■ Lehman Brothers Aggregate Bond Index[4]

▶ **Value Growth of $50,000 Invested**
($ in Thousands)[5]



- ■ AFL–CIO Housing Investment Trust
- ■ Lehman Brothers Aggregate Bond Index

Returns for periods exceeding one year are annualized.

[1] The performance data shown here represents past performance and does not mean that the Trust will achieve similar results in the future. The investment return and principal value of an investment in the Trust will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

[2] Gross Returns are calculated before the deduction of Trust expenses for the specified periods.

[3] Returns shown reflect the growth of an investment for the specified periods.

[4] The Lehman Brothers Aggregate Bond Index does not reflect the performance of an actual portfolio available for direct investment and thus does not reflect a deduction for the expenses of operating such a portfolio. Investors are not likely to be able to manage an actual portfolio without incurring expenses.

[5] Shows the comparative value growth of $50,000 invested (minimum initial investment) in the Trust and its benchmark (theoretical values) over the course of ten years, assuming the reinvestment of all distributions.



"It's an added benefit when you can actually see the tangible results of your investments."

James Brady, President and Business Manager, Laborers' District Council of Minnesota and North Dakota

The Minnesota Laborers' Pension Fund was one of HIT's 16 new participants in 2002.

A record level of participant investment, which was greater than any prior year for the Trust, helped boost total net assets to more than $3.2 billion at year-end, marking an increase of 19 percent over this 12-month period. The $509.4 million in total investment attracted in 2002 consisted of $341.7 million in new investment and over $167.7 million in reinvested earnings, a 90 percent dividend reinvestment rate.

The Trust experienced an unusually high redemption level in 2002. The Trust believes this resulted from weakness in the equity markets, which made it necessary for many institutional investors to rebalance their portfolios to prescribed allocation levels. Total redemptions came to $120.3 million, or 4 percent of net assets.

The Trust's 421 participants included 16 new participants who joined the Trust during 2002 and were responsible for $121.5 million of the new investment. This record level of investment was boosted by a major commitment of $135 million from four funds of the New York City Retirement System – New York City Employees' Retirement System; The Teachers' Retirement System for the City of New York; New York City Police Pension Fund, Subchapter Two; and the New York City Fire Department Pension Fund, Subchapter Two. Half of this commitment was invested in 2002 with the balance invested in January 2003.

Net Asset Growth
($ in Millions)



3,500
3,000
2,500
2,000
1,500
1,000
500
$3,282
$846
93
94
95
96
97
98
99
00
01
02

During 2002, the Trust's portfolio provided its investors important security and diversification benefits in a year when equity markets continued their decline. The Trust's emphasis on credit quality and the negotiated prepayment restrictions in its multifamily mortgage-backed securities (MBS) and mortgage-backed obligations were critical to its success in outperforming its benchmark, the Lehman Brothers Aggregate Bond Index, by 179 basis points on a gross basis and 139 basis points on a net basis. This enhanced the value of Trust assets in a year of record low interest rates.

Fixed-income securities led the performance of broad market indices in 2002, and bonds outperformed equity markets for the third consecutive year. The decline of interest rates throughout the year benefited the bond market, with the highest credit quality issues generally producing the greatest returns.

The Trust's emphasis on credit quality and its portfolio management strategy of monitoring and controlling interest rate risk contributed to its favorable performance relative to its fixed-income peers. Trust investors continued to benefit from the fact that 98 percent of the Trust's assets were issued, guaranteed or insured by the U.S. government or U.S. government-sponsored entities. To minimize interest rate risk, the Trust managed duration to within plus or minus one-half year of the benchmark.

As a major institutional investor in federally insured and guaranteed multifamily MBS and mortgage-backed obligations, the Trust has developed programs with mortgage bankers around the country to purchase such investments directly from issuers. The advantages to Trust investors can include lower purchase prices, higher yields, and more favorable prepayment protections.

Through ongoing analysis of the portfolio composition, the Trust worked to assess risk and rebalance the portfolio as appropriate in the changing economic environment. The longer-term, longer-duration multifamily securities, coupled with their prepayment restrictions, helped strengthen the Trust's performance as interest rates fell in 2002.



"Our pension plan has traditionally tried to support investments that not only provide competitive returns but also achieve other important goals."

Dennis Rivera, President, Health & Human Service Employees Union, 1199/SEIU

The New York City-based pension fund for 1199/SEIU members has been an investor in HIT for over 10 years.

Portfolio Distribution*



1.0% Cash and Short-term Investments
5.4% U.S. Treasury and Government-sponsored Entities Notes
0.2% Construction and Permanent Mortgages
15.2% Multifamily Construction Mortgage-backed Securities
1.4% State Housing Finance Agency Securities
Multifamily Permanent Mortgage-backed Securities 38.4%
Single-family Mortgage-backed Securities 38.4%

*Includes funded and unfunded commitments.

As one of the nation's largest institutional investors in multifamily MBS and mortgage-backed obligations, the Trust continued to play a prominent role in the production of multifamily housing for working families, retirees and low-income persons. These multifamily investments contributed to the Trust's strong returns in 2002 while also helping communities address urgent housing priorities.

The $257.5 million in multifamily financial commitments issued in 2002 represented one of the highest levels in Trust history. The funds will create new housing or preserve affordability at 15 residential properties in communities across the country, while also stimulating employment and leveraging approximately $100 million in additional investment capital to meet growing housing needs.

The 2,593 multifamily housing units financed in 2002 include 1,360 units of urgently needed affordable housing in New York, Boston, Chicago and other urban areas.

In January 2002, HIT opened an office in New York City to spearhead the AFL-CIO Investment Program's New York City Community Investment Initiative. During the first year of this initiative, the Trust committed financing of $79.9 million for four multifamily projects in New York City. These projects offer over 1,180 units of housing, including 979 units for low- and moderate-income households.

The year's multifamily commitments included eight transactions representing $166.2 million that were financed with FHA mortgage insurance.

The Trust's national relationship with Fannie Mae and its approved lenders provided the opportunity to commit $42.4 million to acquire Fannie Mae mortgage-backed securities for three transactions. Another $21.5 million was committed in 2002 to acquire mortgage securities through Trust initiatives with state housing finance agencies in Illinois and New York.

Among the projects financed or committed in 2002:

Victory Centre of Calumet City
A $15 million senior living development near Chicago which is the Trust's first investment through the Illinois Housing Development Authority to be guaranteed by the Ambac Assurance Corporation.

Bedford Gardens and Logan Plaza Apartments and Lower East Side Apartments
$69.8 million in financing to provide for preservation of 928 affordable housing units in Brooklyn and Manhattan.

Hudson Crossing Apartments
$10 million in HIT financing for 259 units of mixed-income housing in a new $74 million apartment development in Manhattan.

Rollins Square
A $44 million project creating 886 units for mixed-income residents in Boston's South End.

Forest Park Apartments
A $28 million redevelopment of a historic St. Louis hotel into prime downtown housing.

In 2002, investments in single-family securities were again a part of the Trust portfolio management strategy. These investments also expanded homeownership opportunities for working families. The Trust's two homeownership programs – HIT HOME and the Homeownership Opportunity Initiative – enabled 1,902 union members and municipal employees to obtain mortgage loans totaling $254 million.

HIT HOME, the Trust's homeownership program with Countrywide Home Loans and Fannie Mae, continued to expand in 2002. HIT HOME was introduced in five new cities and three states during the year, and by year-end it was available to working families nationwide. Accelerated activity in 2002 resulted in 1,703 mortgage loans under HIT HOME in the principal amount of $214 million. Through the Trust's New York City Community Investment

Initiative, HIT HOME assisted 274 working families in the city's five boroughs to obtain a total of $52.2 million in mortgage financing.

Late in 2002, the Trust significantly expanded HIT HOME with the introduction of a new 100 percent mortgage product that enables eligible homebuyers to purchase a home with no down payment.

The Homeownership Opportunity Initiative, HIT's mortgage program with HomeStreet Bank in the Pacific Northwest and Hawaii, assisted 199 working families obtain mortgages in 2002. HIT purchased over $40 million of Fannie Mae mortgage-backed securities generated by the program during the year.



▶ *Laborers' Local Union 1033 member Anthony Polite, and family, at their home purchased through HIT HOME in Providence, Rhode Island.*



**Forest Park Apartments
St. Louis, Missouri**



▶ **Multifamily Production**
(\$ in Millions)

	Housing Units	\$ Commitments
2002	2,593	\$257.5
1993-2002	32,792	\$2,532

▶ **Homeownership Activity**

Number of Mortgage Loans



2000	2001	2002
104	447	1,902

Dollar Volume of Mortgage Loans
$ Millions



2000	2001	2002
\$18	\$54	\$254

The Trust will strive to maintain the competitive returns and high degree of security that its investors have come to expect. In the period ahead, the Trust will seek to maintain its favorable performance in relation to its benchmark through a continued emphasis on credit quality. The Trust will remain active in managing risk to mitigate loss while seeking to preserve current income. The structure of the Trust's multifamily financing instruments is designed to help mitigate portfolio and interest rate risk.

Moreover, the Trust's well-established network of relationships in both the multifamily and single family sectors, and the success of its 2002 investment initiatives, provide a foundation for the Trust's investment activities in 2003. As a leader in housing finance, the Trust will seek to continue to produce competitive investment returns while pursuing innovative solutions to national housing needs, creating jobs and helping America's communities to prosper.



▶ *"Security and a record of past performance are important considerations in our investment strategy."*

Patricia Wiegert, Retirement Administrator, Contra Costa County Employees' Retirement Association

The Contra Costa County (California) Employees' Retirement Association has participated in HIT since 1991.



Hudson Crossing Apartments New York, New York



Victory Centre Calumet City, Illinois

▶ # FINANCIAL STATEMENTS

December 31, 2002

American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust

With Report of Independent Public Accountants Thereon

Independent Auditor's Report

To the Participants and Trustees of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust:

We have audited the accompanying statement of assets and liabilities of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust (the "Trust"), including the schedule of investments, as of December 31, 2002, and the related statements of operations and changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The financial statements and financial highlights of the Trust as of and for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated January 8, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination, or by confirmation with the custodian of the securities owned as of December 31, 2002. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2002, the results of its operations, changes in its net assets and financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

Philadelphia, PA
January 8, 2003

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002 (Dollars in thousands, unless otherwise noted)

▶ Assets

	Investments, at fair value (amortized cost $3,170,114)*	$ 3,379,168
	Cash	17,246
	Accrued interest receivable	19,544
	Accounts receivable	2,105
	Prepaid expenses and other assets	3,090
	Total Assets	**3,421,153**

▶ Liabilities

	Accounts payable and accrued expenses	1,163
	Payables-Investments purchased	130,618
	Redemptions payable	3,474
	Refundable deposits	926
	Income distribution payable, net of dividends reinvested of $28,489	3,209
	Total Liabilities	**139,390**

Net Assets Applicable to Participants' Equity — Certificates of Participation — Authorized Unlimited; Outstanding 2,848,002 Units   **$ 3,281,763**

Net Asset Value Per Unit of Participation (in dollars)   **$ 1,152.30**

STATEMENT OF PARTICIPANTS' EQUITY

December 31, 2002 (Dollars in thousands, unless otherwise noted)

▶ Participants' Equity

Participants' equity consisted of the following:

	Amount invested and reinvested by current participants	$ 3,072,438
	Accumulated unrealized appreciation in the value of investments	209,054
	Accumulated undistributed investment income—net	271
	Total Participants' Equity	**$ 3,281,763**

* *The cost for Federal tax purposes approximates book cost.*

See accompanying notes to financial statements.

December 31, 2002 (Dollars in thousands)

FHA Permanent Securities (11.4% of net assets)

	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
Single Family	7.75%	Jul 2021–Aug 2021	$ 363	$ 363	$ 363
	8.00%	Jul 2021	273	273	273
	10.31%	Feb 2016	67	67	67
			703	703	703
Multifamily	6.50%	May 2004	4,408	4,408	4,477
	6.66%	Apr 2040	5,915	5,924	6,426
	6.70%	Jun 2042	6,150	6,155	6,760
	6.75%	Nov 2037-May 2040	10,163	9,906	10,996
	6.88%	Apr 2042	30,038	29,629	33,152
	7.00%	Oct 2038	6,193	6,260	6,848
	7.07%	Mar 2040	8,256	8,259	8,877
	7.13%	Feb 2039	8,090	8,065	9,148
	7.17%	Jul 2040	4,857	4,862	5,251
	7.20%	Jun 2038	3,224	3,233	3,658
	7.50%	Sep 2032-Mar 2042	8,369	8,401	9,602
	7.55%	Aug 2012-Jun 2036	9,757	9,765	9,761
	7.63%	Apr 2031-Aug 2038	75,913	75,807	81,141
	7.70%	Nov 2037	12,372	12,301	14,022
	7.75%	Jul 2019-Dec 2038	11,490	11,492	12,245
	7.80%	Oct 2039	21,440	21,446	24,237
	7.85%	Jun 2028	2,567	2,567	2,707
	7.88%	Nov 2036-Jun 2039	9,296	9,305	10,189
	7.93%	Nov 2037	2,945	2,945	3,467
	8.00%	Oct 2031-Jan 2038	12,101	12,036	12,706
	8.13%	Oct 2039	4,793	4,796	5,103
	8.18%	Nov 2036	36,146	35,934	37,592
	8.25%	Dec 2027	3,559	3,566	3,722
	8.27%	Jul 2042	2,572	2,572	3,022
	8.40%	Apr 2012	1,028	1,028	1,035
	8.75%	Jul 2036-Aug 2036	12,095	12,043	13,232
	8.80%	Oct 2032	5,511	5,511	5,553
	8.88%	May 2036	2,455	2,409	2,546
	9.25%*	Nov 2036	19,883	19,888	20,431
	9.50%	Jul 2027	367	371	419
	10.00%	Mar 2031	5,723	5,723	5,777
			347,676	346,607	374,102
Total FHA Permanent Securities			$ 348,379	$ 347,310	$ 374,805

* *This security is held in a segregated account as collateral for the secured bank line of credit.*

See accompanying notes to financial statements.

S C H E D U L E O F P O R T F O L I O I N V E S T M E N T S

December 31, 2002 (Dollars in thousands)

FHA Construction Securities (0.9% of net assets)

	Interest Rates* Permanent	Interest Rates* Construction	Maturity Date**	Commitment Amount	Face Amount	Amortized Cost	Value
Multifamily							
	7.05%	7.05%	Mar 2043	$ 5,418	$ 5,418	$ 5,420	$ 6,030
	7.20%	7.20%	Sep 2033	7,150	7,150	7,150	7,976
	7.33%	7.33%	Apr 2042	14,370	13,197	13,200	14,786
Total FHA Construction Securities				$ 26,938	$ 25,765	$ 25,770	$ 28,792

* *Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are charged to the borrower during the amortization period of the loan, unless HUD requires that such rates be charged earlier.*

** *Permanent mortgage maturity date.*

See accompanying notes to financial statements.

December 31, 2002 (Dollars in thousands)

Ginnie Mae Securities (26.3% of net assets)

	Interest Rates	Maturity Dates	Commitment Amount	Face Amount	Amortized Cost	Value
Single Family	5.50%	Jan 2033	$	$ 15,000	$ 15,211	$ 15,384
	6.00%	Jan 2033		25,000	25,855	26,031
	6.50%	Jul 2028-Jun 2032		65,070	66,544	68,344
	7.00%	Nov 2016-Jan 2030		65,587	66,853	69,764
	7.50%	Apr 2013-Aug 2030		48,747	49,987	52,351
	8.00%	Nov 2009-Dec 2030		30,457	31,239	32,924
	8.50%	Nov 2009-Aug 2027		14,988	15,364	16,473
	9.00%	May 2016-Jun 2025		3,484	3,591	3,815
	9.50%	May 2019- Sep 2030		1,378	1,423	1,504
	10.00%-13.50%	Jul 2014-Jun 2019		55	55	64
				269,766	276,122	286,654
Multifamily	5.05%	Nov 2028		54,626	54,899	55,256
	5.14%	Jul 2024		5,000	5,121	5,239
	5.68%	Jul 2027		30,152	31,508	31,777
	5.86%	Oct 2023		10,000	10,781	10,800
	5.88%	Nov 2011		15,000	15,000	16,299
	6.09%	Jun 2021		5,000	5,000	5,481
	6.11%	Nov 2021		970	970	1,064
	6.34%	Aug 2023		3,464	3,464	3,822
	6.38%	Jan 2025		23,506	23,506	25,898
	6.50%	Dec 2039		3,541	3,541	3,924
	6.56%	Jun 2037		38,985	39,542	43,620
	6.63%	Oct 2033		6,566	6,370	7,001
	6.67%	Sep 2040		8,815	8,821	9,868
	6.69%	Jun 2040		5,562	5,554	6,221
	6.75%	Feb 2041- Aug 2041		23,215	22,835	26,146
	6.78%	May 2041		27,891	27,896	31,410
	7.23%	Jun 2041		8,124	7,866	9,366
	7.38%	Jan 2030		24,976	24,995	28,607
	7.45%	Jun 2042		9,682	9,685	11,253
	7.50%	Apr 2038		51,871	51,368	59,775
	7.57%	Feb 2042		2,557	2,557	2,898
	7.70%	Mar 2042		50,814	50,102	59,571
	7.75%	Jul 2042		30,764	30,165	36,167
	7.80%	Jul 2039		18,953	18,962	21,930
	7.88%	Nov 2036		887	887	967
	8.15%	Nov 2025		3,659	3,631	4,205
	8.40%	Nov 2041		8,695	8,661	8,869
	8.50%	Mar 2027		26,045	26,052	30,021
	8.75%	Dec 2026		4,195	4,195	4,232
	9.00%	Jun 2030		7,753	7,504	7,825
	12.55%	Jun 2025		5,950	5,913	6,087
				517,218	517,351	575,599
Forward Commitments						
	7.50%	Apr 2044	23,300	—	—	932
			23,300	—	—	932
Total Ginnie Mae Securities			$ 23,300	$ 786,984	$ 793,473	$ 863,185

See accompanying notes to financial statements.

December 31, 2002 (Dollars in thousands)

Ginnie Mae Construction Securities (9.5% of net assets)

	Interest Rates* Permanent	Interest Rates* Construction	Maturity Dates**	Commitment Amount	Face Amount	Amortized Cost	Value
Multifamily							
	5.79%	8.75%	Aug 2043	$ 7,628	$ 4,049	$ 4,389	$ 4,412
	6.00%	6.00%	Dec 2042-Sep 2044	29,587	3,599	3,544	3,920
	6.15%	6.28%	May 2044	18,600	5,340	5,340	6,797
	6.50%	6.50%	Jun 2043	21,099	14,188	14,111	16,392
	6.60%	6.60%	May 2043	17,793	6,570	6,162	8,644
	6.70%	6.70%	Jan 2044	30,528	21,270	21,155	24,799
	6.75%	6.75%	Jun 2023-Jun 2043	3,899	3,138	3,024	3,600
	6.93%	7.13%	Mar 2044	33,136	17,909	17,935	21,296
	7.00%	7.00%	Jun 2043	66,552	52,590	52,596	60,875
	7.24%	7.24%	Dec 2042	51,242	40,519	40,522	43,037
	7.25%	7.25%	Jun 2042	4,211	3,987	4,027	4,481
	7.33%	7.33%	Dec 2042	11,893	10,427	10,418	11,980
	7.50%	7.88%	Sep 2042	25,150	24,609	24,616	28,696
	7.75%	7.25%	May 2033	51,779	42,830	42,574	51,339
	N/A ***	6.54%	Dec 2004 ****	13,620	10,079	10,599	10,760
	N/A ***	6.33%	Feb 2005 ****	18,200	10,110	10,406	11,020
Total Ginnie Mae Construction Securities				$ 404,917	$ 271,214	$ 271,418	$ 312,048

* *Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are charged to the borrower during the amortization period of the loan, unless HUD requires that such rates be charged earlier.*

** *Permanent mortgage maturity date.*

*** *Construction only securities.*

**** *Date the HIT is required to sell securities to bond trustee.*

See accompanying notes to financial statements.

SCHEDULE OF PORTFOLIO INVESTMENTS

December 31, 2002 (Dollars in thousands)

Fannie Mae Securities (40.0% of net assets)

	Interest Rate	Maturity Dates	Commitment Amount	Face Amount	Amortized Cost	Value
Single Family	5.50%	Jun 2017-Jan 2033	$	$ 182,221	$ 182,564	$ 186,505
	6.00%	Jan 2006-Dec 2032		241,376	245,183	251,123
	6.50%	Mar 2013-Nov 2032		271,893	277,967	284,256
	7.00%	Nov 2013-Jun 2032		90,019	91,498	94,846
	7.50%	Jul 2004-Sept 2031		29,729	30,064	31,607
	8.00%	Jan 2007-May 2031		11,138	11,356	12,048
	8.50%	Nov 2009-Apr 2031		9,028	9,204	9,896
	9.00%	Jul 2009-May 2025		2,671	2,712	2,939
	9.50%	Aug 2004		131	131	134
				838,206	850,679	873,354
Multifamily	4.88%	Sep 2011		27,464	27,686	29,124
	5.16%	Dec 2011		14,055	14,104	15,056
	5.24%	Dec 2012		2,500	2,512	2,546
	5.35%	Dec 2012		6,060	6,090	6,245
	5.58%	Jan 2033		3,950	4,017	4,072
	5.80%	Dec 2032-Jan 2033		35,701	36,257	37,616
	5.84%	Aug 2010		8,961	9,334	9,745
	5.88%	Nov 2027		3,617	3,710	3,836
	6.02%	Nov 2010		2,735	2,735	3,090
	6.09%	May 2011		12,725	14,107	14,423
	6.15%	Oct 2032		3,894	4,030	4,206
	6.22%	Aug 2032		1,994	2,082	2,162
	6.25%	Dec 2013		2,351	2,426	2,547
	6.27%	Jan 2012		2,231	2,294	2,460
	6.35%	Jun 2020-Aug 2032		22,164	23,398	24,561
	6.50%	Jun 2016		3,531	3,537	3,899
	6.52%	Jul 2008		3,201	3,201	3,622
	6.53%	May 2030		11,920	11,968	13,273
	6.63%	Apr 2019		2,510	2,510	2,823
	6.65%	Aug 2007		674	683	735
	6.80%	Jul 2016		1,145	1,145	1,282
	6.90%	Jun 2007		20,194	20,825	22,404
	6.96%	Aug 2007		9,276	9,575	10,425
	6.97%	Jun 2007		716	716	715
	7.01%	Apr 2031		3,710	3,761	4,203
	7.07%	Feb 2031		18,768	19,279	21,334
	7.16%	Jan 2022		8,606	8,865	9,584
	7.18%	Aug 2016		695	695	793
	7.20%	Apr 2010-Aug 2029		10,424	10,089	11,755
	7.25%	Nov 2011-Jul 2012		9,616	9,616	10,243
	7.27%	Dec 2009		16,269	16,337	17,028
	7.29%	Jul 2003		1,672	1,685	1,682
	7.30%	Aug 2006-May 2010		50,420	52,052	55,954
	7.37%	Jan 2013		1,380	1,407	1,488
	7.38%	Jun 2014-Mar 2015		2,495	2,513	2,840
	7.50%	Dec 2014		2,384	2,393	2,738
	7.71%	Feb 2010		9,720	9,931	10,912
	7.75%	Dec 2012 -Dec 2024		4,929	4,930	5,649
	7.88%	Mar 2007		2,750	2,776	2,780
	8.00%	Nov 2019-May 2020		6,591	6,571	6,967
	8.13%	Sep 2012-Aug 2020		10,638	10,611	11,629
	8.38%	Jan 2022		1,054	1,059	1,168
	8.40%	Jul 2023		568	556	672
	8.50%	Sep 2006-Sep 2026		2,137	2,137	2,338
	8.63%	Sep 2028		7,137	7,137	8,537
	9.13%	Sep 2015		3,631	3,615	3,968
	9.25%	Jun 2018		4,890	4,878	5,459
				384,053	391,835	420,588

SCHEDULE OF PORTFOLIO INVESTMENTS

December 31, 2002 (Dollars in thousands)

Fannie Mae Securities (40.0% of net assets), continued

	Interest Rate	Maturity Date	Commitment Amount	Face Amount	Amortized Cost	Value
Forward Commitments						
	6.35%	Mar 2020	11,750*	10,261	10,261	10,827
	6.75%	Mar 2010	22,000	—	—	880
	7.04%	Jul 2014	7,418**	7,418	7,431	8,576
			41,168	17,679	17,692	20,283
Total Fannie Mae Securities			$ 41,168	$ 1,239,938	$ 1,260,206	$ 1,314,225

* *During construction, the investment is a participation in the construction loan which is secured by a repurchase guaranty from the Bank of America; the permanent financing will be a Fannie Mae MBS for which the Trust has issued its commitment to purchase.*

** *During construction, the investment is a participation in the construction loan which is secured by a letter of credit from the Federal Home Loan Bank of Des Moines; the permanent financing will be a Fannie Mae MBS for which the Trust has issued its commitment to purchase.*

See accompanying notes to financial statements.

SCHEDULE OF PORTFOLIO INVESTMENTS

December 31, 2002 (Dollars in thousands)

Freddie Mac Securities (6.7% of net assets)

	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
Single Family	5.50%	Dec 2032	$ 25,000	$ 25,064	$ 25,520
	6.00%	Apr 2005-Aug 2032	80,093	81,081	83,244
	6.50%	Dec 2006-Jul 2032	38,796	38,855	40,762
	7.00%	Jun 2004-Mar 2030	21,410	21,509	22,745
	7.50%	Nov 2003-Apr 2031	21,330	21,356	22,717
	8.00%	May 2008-Feb 2030	9,882	9,990	10,530
	8.25%	Nov 2022	60	60	64
	8.50%	Jun 2010-Jan 2025	7,832	7,939	8,439
	9.00%	Sep 2010-Mar 2025	1,460	1,499	1,589
			205,863	207,353	215,610
Multifamily	8.00%	Feb 2009	5,750	5,756	5,760
			5,750	5,756	5,760
Total Freddie Mac Securities			**$ 211,613**	**$ 213,109**	**$ 221,370**

Goverment-sponsored Entities Notes (2.0% of net assets)

Issuer	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Fannie Mae	4.50%	Dec 2005	$ 5,000	$ 5,000	$ 5,063
Freddie Mac	4.67%	Jun 2006	5,000	5,000	5,068
Fannie Mae	5.42%	Apr 2007	10,000	10,000	10,113
Fannie Mae	5.50%	Jul 2012	20,000	20,632	20,938
Fannie Mae	6.00%	May 2008	15,000	16,843	16,992
Freddie Mac	6.01%	Dec 2005	6,000	6,086	6,656
Total Government-sponsored Entities Notes			**$ 61,000**	**$ 63,561**	**$ 64,830**

United States Treasury Notes (4.0% of net assets)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
	4.38%	Aug 2012	$ 70,000	$ 72,186	$ 73,172
	5.63%	May 2008	25,000	27,678	28,367
	5.75%	Aug 2010	25,000	28,040	28,742
Total United States Treasury Notes			**$ 120,000**	**$ 127,904**	**$ 130,281**

See accompanying notes to financial statements.

SCHEDULE OF PORTFOLIO INVESTMENTS

December 31, 2002 (Dollars in thousands)

State Housing Finance Agency Securities (1.5% of net assets)

Issuer	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
Multifamily					
NJ Housing & Mortgage Finance Agency	7.63%	Oct 2009	$ 688	$ 688	$ 732
Ulster County Industrial Development Agency	7.70%	Jun 2006-Jun 2029	39,053	39,057	41,005
MA Housing Finance Agency	8.00%	Jan 2026	4,655	4,648	4,957
NJ Housing & Mortgage Finance Agency	8.38%	Feb 2007	627	652	675
MA Housing Finance Agency	8.63%	Jan 2013	425	431	459
MA Housing Finance Agency	9.00%	Jan 2025	928	928	978
Total State Housing Finance Agency Securities			**$ 46,376**	**$ 46,404**	**$ 48,806**

Other Multifamily Investments (0.1% of net assets)

	Interest Rates* Permanent	Interest Rates* Construction	Maturity Dates**	Commitment Amount	Face Amount	Amortized Cost	Value
Multifamily Construction/Permanent Mortgages							
	8.13%	N/A	Aug 2005	$ 1,016	$ 419	$ 413	$ 419
	8.63%	N/A	Jun 2025	_	1,362	1,362	1,362
	9.50%	N/A	Aug 2012-Apr 2024	–	2,034	2,034	2,034
				1,016	3,815	3,809	3,815
Privately Insured Construction/Permanent Mortgages* **							
	5.95%	5.95%	Mar 2044	4,400	—	—	(139)
				4,400	—	—	(139)
Total Other Multifamily Investments				**$ 5,416**	**$ 3,815**	**$ 3,809**	**$ 3,676**
Total Long-Term Investments					**$ 3,115,084**	**$ 3,152,964**	**$ 3,362,018**

* *Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are charged to the borrower during the amortization period of the loan.*

** *Permanent mortgage maturity date.*

*** *Loan insured by Ambac Assurance Corporation.*

See accompanying notes to financial statements.

SCHEDULE OF PORTFOLIO INVESTMENTS

December 31, 2002 (Dollars in thousands)

Short-Term Investments (0.5% of net assets)

Description	Maturity Date	Interest Rate	Face Amount	Amortized Cost	Value
Repurchase Agreements					
Amalgamated Bank*	Jan 2003	1.20%	$ 2,000	$ 2,000	$ 2,000
			2,000	2,000	2,000
Commercial Paper					
General Electric Capital	Jan 2003	1.26%	5,000	4,998	4,998
Clipper Receivable	Jan 2003	1.25%	5,000	5,000	5,000
Windmill Funding	Jan 2003	1.38%	5,055	5,052	5,052
			15,055	15,050	15,050
Certificate of Deposit					
Shore Bank–Pacific	May 2003	2.01%	100	100	100
			100	100	100
Total Short-Term Investments			**$ 17,155**	**$ 17,150**	**$ 17,150**
Total Investments			**$ 3,132,239**	**$ 3,170,114**	**$ 3,379,168**

* *This instrument was purchased in December 2002. The Trust will receive $2,002,038 upon maturity. The underlying collateral of the repurchase agreement is a Ginnie Mae security with a market value of $2,152,350.*

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002 (Dollars in thousands)

Investment Income	FHA permanent securities	$ 30,267
	FHA construction securities	2,885
	Ginnie Mae securities (including forward commitments)	45,988
	Ginnie Mae construction securities	17,187
	Fannie Mae securities (including forward commitments)	58,690
	Freddie Mac securities	13,196
	Government-sponsored Entities Notes	5,194
	United States Treasury Notes	1,234
	State Housing Finance Agency securities	3,657
	Other multifamily investments	1,158
	Short-term investments	1,313
	Other income	2,250
	Total Income	**183,019**
Expenses	Officer salaries and fringe benefits	1,622
	Other salaries and fringe benefits	5,131
	Legal fees	388
	Consulting fees	203
	Auditing, tax and accounting fees	159
	Insurance	226
	Marketing and sales promotion (12b-1)	559
	Investment management	333
	Trustee expenses	40
	Rental expenses	647
	General expenses	1,544
	Total Expenses	**10,852**
Investment Income–Net		**172,167**
Realized gain on investments		14,815
Net change in unrealized appreciation on investments		141,142
Realized and Unrealized Net Gains on Investments		**155,957**
Net Increase in Net Assets Resulting from Operations		**$ 328,124**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

For the Years Ended December 31, 2002 and 2001 (Dollars in thousands)

	2002	2001
Increase In Net Assets From Operations		
Investment income–net	$ 172,167	$ 166,968
Realized gain on investments	14,815	12,384
Net change in unrealized appreciation on investments	141,142	22,970
Net increase in net assets resulting from operations	328,124	202,322
Decrease In Net Assets From Distributions		
Distributions paid to participants or reinvested from:		
Investment income–net	(172,167)	(167,136)
Net realized gains on investments	(14,815)	(7,875)
Net decrease in net assets from distributions	(186,982)	(175,011)
Increase In Net Assets From Unit Transactions		
Proceeds from the sale of units of participation	341,676	170,286
Dividend reinvestment of units of participation	167,759	157,440
Payments for redemption of units of participation	(120,296)	(81,037)
Net increase from unit transactions	389,139	246,689
Total increase in net assets	530,281	274,000
Net assets at beginning of period	2,751,482	2,477,482
Net Assets at End of Period	**$ 3,281,763**	**$2,751,482**
Unit Information		
Units sold	300,736	153,290
Distributions reinvested	148,388	142,628
Units redeemed	(106,106)	(73,445)
Increase in Units Outstanding	**343,018**	**222,473**

See accompanying notes to financial statements.

NOTES TO 2002 FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Housing Investment Trust (the Trust) is a common law trust created under the laws of the District of Columbia and is registered under the Investment Company Act of 1940 as a no-load, open-end investment company. The Trust has obtained certain exemptions from the requirements of the Investment Company Act of 1940 that are described in the Trust's prospectus.

Participation in the Trust is limited to eligible labor organizations and pension, welfare and retirement plans that have beneficiaries who are represented by labor organizations.

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States.

Investment Valuation

Investments are presented at fair market value. Fair market value determinations are summarized by specific category of investment as follows:

Long-term investments, including mortgage-backed securities, agency notes, and participation interests in FHA insured construction and permanent mortgage loans are valued using published prices, dealer bids or discounted cash flow models using market-based discount and prepayment rates, developed for each investment category. The market-based discount rate is composed of a risk-free yield (i.e., a U.S. Treasury Note) adjusted for an appropriate risk premium. The risk premium reflects actual premiums in the marketplace over the yield on U.S. Treasury securities of comparable risk and maturity to the security being valued as adjusted for other market considerations. On investments for which the Trust finances the construction and permanent securities and participation interests, value is determined based upon the total amount of the commitment. For insured construction-only securities and participation interests, the outstanding principal balance of the securities is used to approximate value, assuming no decline in credit quality. Other long-term investments such as agency notes and U.S. Treasury debt obligations are valued based on readily available market quotes.

Short-term investments, consisting of repurchase agreements, certificates of deposit and commercial paper that mature less than sixty days from the balance sheet date, are valued at amortized cost, which approximates value. Short-term investments maturing more than sixty days from the balance sheet date are valued at the last reported sales price on the last business day of the month or the mean between the reported bid and ask price if there was no sale. Short-term investments maturing more than sixty days from the balance sheet date for which there are no quoted market prices are valued to reflect current market yields for securities with comparable terms and interest rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Federal Income Taxes

The Trust's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its participants. Therefore, no federal income tax provision is required.

Distributions to Participants

At the end of each calendar month, pro rata distribution is made to participants of the net investment income earned during the preceding month. Amounts distributable, but not disbursed, as of the balance sheet date are classified as income distribution payable.

Participants redeeming their investments are paid their pro rata share of undistributed net income accrued through the month-end of redemption.

The Trust offers an income reinvestment plan that allows current participants automatically to reinvest their income distribution into Trust units of participation. Total reinvestment was 90 percent of distributable income for the year ended December 31, 2002.

Investment Income

Interest income is recognized on an accrual basis. Commitment fees, points and other discounts or premiums resulting from the funding or acquisition of Trust investments are accounted for as an adjustment to the cost of the investment and amortized over the estimated life of the investment using the effective interest method. Realized gains and losses from investment transactions are recorded on the trade date using an identified cost basis.

12b-1 Plan of Distribution

The Board of Trustees annually approves a 12b-1 Plan of Distribution to pay for marketing and sales promotion expenses incurred in connection with the offer and sale of units and related service and distribution activities. For the year ended December 31, 2002, the Trust may pay for 12b-1 expenses in an amount up to $600,000 or 0.05 percent of its average monthly net assets on an annualized basis, whichever is greater.

Payables-Investments Purchased

Payables-Investments Purchased represents investments that were purchased prior to December 31, 2002, which settled subsequent to December 31, 2002.

Note 2. Investment Risks

Interest Rate Risk

As with any fixed-income investment, the market value of the Trust's investments will fall below the principal amount of those investments at times when market interest rates rise above the interest rates of the investments. Rising interest rates may also reduce prepayment rates, causing the average life of the Trust's investments to increase. This could in turn further reduce the value of the Trust's portfolio.

Prepayment and Extension Risk

The Trust invests in certain fixed income securities whose value is derived from an underlying pool of mortgage loans. Generally, the market value of the Trust's investments will rise at times when market interest rates fall below the interest rates on the investments. However, at such times, some borrowers may prepay the mortgage loans backing the Trust's securities more quickly than might otherwise be the case. In such event, the Trust may be required to reinvest the proceeds of such prepayments in other investments bearing lower interest rates. The majority of the Trust's securities backed by loans for multifamily projects include restrictions on prepayments for specified periods to mitigate this risk.

When market interest rates rise above the interest rates of the Trust's investments, the prepayment rate of the mortgage loans backing the Trust's securities may decrease, causing the average maturity of the Trust's investments to lengthen. This may increase the Trust's portfolio's sensitivity to rising rates and its potential for price declines.

Note 3. Transactions with Affiliates

During the year ended December 31, 2002, certain employees of the Trust also served as officers of the AFL-CIO Investment Trust Corporation (ITC). During the year ended, the Trust provided certain personnel to the AFL-CIO Investment Trust Corporation (formerly known as the Building Investment Trust Corporation), a D.C. non-profit corporation, on a cost-reimbursement basis. The total cost for such personnel and related expenses for the year ended December 31, 2002 amounted to approximately $1.6 million. During the year ended, the Trust was reimbursed for approximately $2.7 million of current and prior year costs. As of December 31, 2002, approximately $259,000 is included within the accounts receivable in the accompanying financial statements for amounts outstanding.

The ITC provided certain personnel to the Trust on a cost-reimbursement basis. The total cost for such personnel and related expenses for the year ended December 31, 2002 was approximately $216,000. During the year ended December 31, 2002, the Trust paid the ITC approximately $196,000 of current costs.

Note 4. Commitments

Certain assets of the Trust are invested in short-term investments until they are required to fund purchase commitments for long-term investments. As of December 31, 2002, the Trust had outstanding unfunded purchase commitments of approximately $190.6 million. The Trust maintains a reserve, in the form of securities, of no less than the total of the outstanding unfunded purchase commitments, less short-term investments. As of December 31, 2002, the value of the publicly traded mortgage-backed securities maintained for the reserve in a segregated account was approximately $2.4 billion.

The commitment amounts disclosed on the Schedule of Portfolio Investments represent the original commitment amount, which includes both funded and unfunded commitments.

Note 5. Investment Transactions

A summary of investment transactions (excluding short-term investments and U.S. Treasury Notes) for the separate instruments included in the Trust's investment portfolio, at amortized cost, for the twelve months ended December 31, 2002, follows (dollars in thousands):

	FHA Permanent Securities	FHA Construction Securities	Ginnie Mae Securities*	Ginnie Mae Construction Securities	Fannie Mae Securities*	Freddie Mac Securities	Government-sponsored Entities Notes	State Housing Finance Agency Securities	Other Multifamily Investments
Balance, January 1, 2002	$ 403,451	$ 57,510	$ 561,603	$ 254,592	$ 823,640	$ 263,092	$ 140,234	$ 47,371	$ 3,991
Purchases and insured construction securities advances, net of discounts	39,202	18,646	371,003	239,383	1,116,230	146,112	293,000	456	26,573
Change in discounts and (premiums)	(217)	45	1,925	2,141	10,902	543	(2,673)	(19)	11
Transfers	(372)	(50,286)	243,830	(193,172)	—	—	—	—	—
Principal reductions/ sales	(94,754)	(145)	(384,888)	(31,526)	(690,566)	(196,638)	(367,000)	(1,404)	(26,766)
Balance, December 31, 2002	$ 347,310	$ 25,770	$ 793,473	$ 271,418	$ 1,260,206	$ 213,109	$ 63,561	$ 46,404	$ 3,809

Including forward commitments.

Note 6. Federal Taxes

The tax character of distributions paid during 2002 and 2001 was as follows (dollars in thousands):

	2002	2001
Ordinary investment income – net	$ 178,863	$ 167,136
Long-term capital gains on investments	8,119	7,875
Total net distributions paid to participants or reinvested	$ 186,982	$ 175,011

As of December 31, 2002, the components of accumulated earnings on a tax basis were as follows (dollars in thousands):

Undistributed ordinary income	$ 29
Unrealized appreciation	209,054
Other temporary differences	242
Total accumulated earnings	$ 209,325

Note 7. Retirement and Deferred Compensation Plans

The Trust participates in the AFL-CIO Staff Retirement Plan, which is a multiple employer-defined benefit pension plan, covering substantially all employees. This plan was funded by employer contributions, at rates approximating 11.7 percent of employees' salaries for the year ended December 31, 2002. The total Trust pension expense for the year ended December 31, 2002 was approximately $624,000.

The Trust also participates in a deferred compensation plan, referred to as a 401(k) plan, covering substantially all employees. This plan permits an employee to defer the lesser of 100 percent of their total compensation or the applicable IRS limit. The Trust matches dollar for dollar the first $2,500 of employee contributions. The Trust's 401(k) contribution for the year ended December 31, 2002 was approximately $129,000.

Note 8. Bank Securities

The Trust has a secured $12.5 million bank line of credit. A segregated account of Trust-owned securities serves as collateral for the line of credit. As of December 31, 2002, the value of the collateral in the account is approximately $20.4 million. In addition, the Trust has a $12.5 million uncommitted and unsecured line of credit facility. Borrowings under these agreements bear interest at LIBOR plus one-half percent. Both lines of credit mature on May 31, 2003. The Trust had no outstanding balance on either of these facilities during the year. No compensating balances are required.

FINANCIAL HIGHLIGHTS

Selected Per Share Data and Ratios for the Years Ended December 31, 2002, 2001, 2000, 1999 and 1998

	2002	2001	2000	1999	1998
Per Share Data					
Net asset value, beginning of period	$ 1,098.40	$ 1,085.42	$ 1,035.72	$ 1,114.08	$ 1,104.30
Income from investment operations:					
Net investment income	65.19	70.86	72.83	71.65	77.48
Net realized and unrealized gains (losses) on investments	59.15	16.24	49.70	(77.96)	11.15
Total Income from Investment Operations	124.34	87.10	122.53	(6.31)	88.63
Less distributions from:					
Distribution from investment income–net	(65.19)	(70.93)	(72.83)	(71.74)	(77.55)
Distribution from realized gains on investments	(5.25)	(3.19)	—	(0.31)	(1.30)
Total Distributions	(70.44)	(74.12)	(72.83)	(72.05)	(78.85)
Net Asset Value, End of Period	**$ 1,152.30**	**$1,098.40**	**$ 1,085.42**	**$ 1,035.72**	**$ 1,114.08**
Ratios					
Ratio of expenses to average net assets	0.36%	0.37%	0.38%	0.39%	0.39%
Ratio of net investment income to average net assets	5.8%	6.4%	6.9%	6.7%	6.8%
Portfolio turnover rate	64.3%	40.9%	25.9%	31.7%	39.5%
Number of Outstanding Units at End of Period	2,848,002	2,504,984	2,282,511	2,075,197	1,816,185
Net Assets, End of Period (in thousands)	$ 3,281,763	$ 2,751,482	$ 2,477,482	$ 2,149,327	$ 2,023,371
Total Return*	**11.64%**	**8.21%**	**12.31%**	**(0.57%)**	**8.28%**

* *Net of fund expenses.*

See accompanying notes to financial statements.

TRUSTEES

Overall responsibility for the management of the AFL-CIO Housing Investment Trust, the establishment of policies and the overseeing of activities is vested in its Board of Trustees. The list below provides the following information for each of the trustees: name, age, address, term of office, length of time served, principal occupations during the past five years and other directorships held. The Trust's Statement of Additional Information includes additional information about the trustees and is available, without charge, upon request, by placing a collect call directed to Stephanie Turman at (202) 331-8055.*

TRUSTEES
(continued)

Jeremiah O'Connor, age 68; 1125 15th Street, NW, Washington, DC 20005; Union Trustee; term commenced 2001, expires 2003; Secretary-Treasurer, International Brotherhood of Electrical Workers (IBEW); formerly International Vice President, 6th District, IBEW.

Terence M. O'Sullivan, age 47; 905 16th Street, NW, Washington, DC 20006; Union Trustee; term commenced 2000, expires 2004; General President, Laborers' International Union of North America (LIUNA); formerly Vice President, Mid-Atlantic Regional Manager and Assistant to the General President, LIUNA.

Marlyn J. Spear, age 49; 500 Elm Grove Road, Elm Grove, WI 53122; Management Trustee; term commenced 1995, expires 2003; Chief Investment Officer, Milwaukee and Vicinity Building Trades United Pension Trust Fund; formerly Investment Coordinator, Milwaukee and Vicinity Building Trades.

Tony Stanley,** age 69; 25250 Rockside Road, Cleveland, OH 44146; Management Trustee; term commenced 1983, expires 2004; Executive Vice President and Director, TransCon Builders, Inc.

Andrew Stern, age 52; 1313 L Street, NW, Washington, DC 20005; Union Trustee; term commenced 1998, expires 2005; President, Service Employees International Union, AFL-CIO.

Edward C. Sullivan, age 59; 815 16th Street, NW, Suite 600, Washington, DC 20006; Union Trustee; term commenced 2000, expires 2003; President, Building and Construction Trades Department, AFL-CIO; formerly General President, International Union of Elevator Constructors.

Patricia Wiegert, age 56; 1355 Willow Way, Suite 221, Concord, CA 94520; Management Trustee; term commenced 1995, expires 2004; Retirement Administrator, Contra Costa County Employees' Retirement Association.

* *Only directorships in a corporation or trust having securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or a company registered as an investment company under the Investment Company Act of 1940, as amended, are listed.*

** *Executive Committee member.*

EXECUTIVE OFFICERS

*All officers of the Trust are located at 1717 K Street, NW, Suite 707, Washington, DC 20036 and were elected to a one-year term that began on January 1, 2003 and expires on December 31, 2003, or until their respective successors are appointed and qualify. **

Stephen Coyle, age 57; Chief Executive Officer since 1992; AFL-CIO Housing Investment Trust.

Michael M. Arnold, age 63; Senior Executive Vice President—Marketing, Investor and Labor Relations, AFL-CIO Housing Investment Trust since 2001; formerly Executive Vice President—Marketing, Investor and Labor Relations; Director of Investor Relations, AFL-CIO Housing Investment Trust.

Helen R. Kanovsky, age 51; Chief Operating Officer, AFL-CIO Housing Investment Trust; Chief Operating Officer, AFL-CIO Investment Trust Corporation since 2001; formerly Executive Vice President—Finance and Administration, AFL-CIO Housing Investment Trust; Chief of Staff for U.S. Senator John F. Kerry; General Counsel, AFL-CIO Housing Investment Trust.

Erica Khatchadourian, age 35; Executive Vice President—Finance and Administration, AFL-CIO Housing Investment Trust since 2001; formerly Controller, Chief of Staff and Director of Operations, AFL-CIO Housing Investment Trust.

Patton H. Roark, Jr., CFA, age 36; Executive Vice President—Investment/Senior Portfolio Manager since 2001; Portfolio Manager since 1993, AFL-CIO Housing Investment Trust.

Walter Kamiat, age 48; General Counsel, AFL-CIO Housing Investment Trust since 2001; formerly General Counsel, AFL-CIO Investment Trust Corporation; Senior Counsel and Special Assistant to the CEO, AFL-CIO Housing Investment Trust.

Stephanie Wiggins, age 37; Chief Investment Officer—Multifamily Finance, AFL-CIO Housing Investment Trust since 2001; formerly Director, Prudential Mortgage Capital Company; Vice President/Multifamily Transaction Manager, WMF Capital Corporation.

Carol Nixon, age 40; Chief Investment Officer—Single Family Finance, AFL-CIO Housing Investment Trust since 2002; formerly Director of Public Finance, AFL-CIO Housing Investment Trust; Vice President, Community Development Division, Bank of America.

* *No officer of the Trust serves as a trustee or director in any corporation or trust having securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended.*

THE HIT ADVANTAGE

SECURITY

COMPETITIVE RETURNS

DIVERSIFICATION

HOUSING

COMMUNITY DEVELOPMENT

JOBS

The AFL-CIO Housing Investment Trust is a fixed-income investment program providing financing for multifamily and single family housing development and has 37 years experience in the pension investment industry.

The Trust seeks to meet the retirement security needs of America's working men and women by seeking a competitive rate of return and protecting investors' capital. It also works to increase the supply and availability of decent, affordable housing for working families, generate union jobs, and strengthen communities across the United States.